VONAGE HOLDINGS CORP.

May 7, 2018

VIA EDGAR

Mr. Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 - Telecommunications
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Mail Stop 3720
Washington, DC 20549

Re:     Vonage Holdings Corp.
Form 10-K for Fiscal Year Ended December 31, 2017
Filed February 27, 2018
File No. 001-32887

Dear Mr. Pacho:

Vonage Holdings Corp. (the “Company") is writing to respond to your letter of April 27, 2018 concerning its Form 10-K for the year ended December 31, 2017 (“2017 Form 10-K”). Below are the comments contained in your April 27, 2018 letter, together with the responses of the Company for each item noted.

Form 10-K for the fiscal year ended December 31, 2017

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 35

Following our conversation on May 4, 2018 with regard to our May 2, 2018 response to your letter dated on April, 27, 2018, the Company acknowledges the Staff’s request that our discussion regarding consolidated operating results should include a more fulsome discussion regarding significant components of consolidated income from operations and consolidated net income addressing any known trends and uncertainties that we may reasonably expect to impact those results. The following is an illustration of the disclosure we will provide in future filings in addition our consolidated revenue and gross margin discussion provided in our May 2, 2018 response, based upon our Form 10-K disclosure:

Management’s discussion of the results of operations for the Years Ended December 31, 2017, 2016 and 2015

The Company had income from continuing operations before income tax expense of $45,793, $30,845, and $43,453 for the years ended December 31, 2017, 2016 and 2015, respectively.

•
The increase in income from continuing operations before income tax expense during the year ended December 31, 2017 of $14,948 as compared to the year ended December 31, 2016 was primarily caused by lower other operating expenses of $18,376 primarily driven by decreased sales and marketing expenses as the Company has continued to shift from traditional marketing investments targeting Consumer customers to more selective marketing targeted on Business customers. This was slightly offset by an increase in consolidated revenues of $46,665 along with an increase in consolidated costs of revenues of $49,804 resulting in a decrease in consolidated gross margin of $3,139.

•
The decrease in income from continuing operations before income tax expense during the year ended December 31, 2016 of $12,608 as compared to the year ended December 31, 2015 was primarily driven by an increase in other operating expense of $10,215 and interest expense of $4,256 as a result of the acquisition of Nexmo in June 2016. This was slightly offset by an increase in consolidated revenues of $60,549 and cost of revenues of $59,172 resulting in an increase in consolidated gross margin of $1,377.

The Company had net loss of $33,933 for the year ended December 31, 2017 and net income of $13,151 and $22,956 for the years ended December 31, 2016 and 2015, respectively.

•
The decrease in net income during the year ended December 31, 2017 of $47,084 as compared to the year ended December 31, 2016 reflects an increase in income tax expense of $62,032 as a result of the enactment of the Tax Cuts and Jobs Act in December 2017. This was offset by an increase in income from continuing operations before income tax expense of $14,948 primarily driven by a decrease in sales and marketing expense as compared to the year ended December 31, 2016.

•
The decrease in net income during the year ended December 31, 2016 of $9,445 as compared to the year ended December 31, 2015 reflects a decline in income from continuing operations before income tax expense of $12,608 driven primarily by increased other operating expenses resulting from the June 2016 acquisition of Nexmo partially offset by a decrease in income tax expense of $724 and decrease in loss from discontinued operations of $2,439.

In connection with responding to your comments, we acknowledge that:
•The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•Staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceedings initiated by the commission or any person under the federal securities law of the United States.
If further information or clarification with respect to the foregoing is desired, please contact the undersigned at 732.444.6723.

VONAGE HOLDINGS CORP.

By: __/s/ David T. Pearson___
David T. Pearson

Chief Financial Officer

cc:     Joseph Cascarano, Securities and Exchange Commission
Alan Masarek, Chief Executive Officer
Randy K. Rutherford, Chief Legal Officer
Scott King, Deloitte
Ellen Odoner, Weil, Gotshal & Manges LLP